EXHIBIT 99.2

RADA Electronic Industries Announces Filing of 2015 Annual Report

NETANYA, Israel, May 16, 2016 -- RADA Electronic Industries Ltd. (Nasdaq: RADA), today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission.  The annual report is available on the Company’s website (www.rada.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radar for Force and Border Protection, Inertial Navigation Systems for air and land applications and Avionics Systems and Upgrades.

Contact:

RADA Electronic Industries Ltd.
Shiri Lazarovich, CFO
+972-9-892-1111
Shiri.Lazarovich@rada.com